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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46982

04013026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Sect
Securities Exchange Act of 1934 and Rule 17a-5 Thereı

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Cavanaugh Investment Brokers, Inc.
DBA: HAMILTON CAVANAUGH & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

661 N. BROADWAY
(No. and Street)

N. WHITE PLAINS (City) NY (State) 10603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW H. SAMPSON 914-761-6110
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANTORO, AMEDEO & COMPANY
(Name — *if individual, state last, first, middle name*)

83 CALVERT STREET (Address) HARRISON (City) NY (State) 10528 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, JOHN HAMILTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON CAVANAUGH & ASSOCIATES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature: Celeste Anne Goethe]
Notary Public

CELESTE ANNE GOETHE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01G06082448
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES 10-28-2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Santoro, Amedeo & Company

Certified Public Accountants

February 20, 2004

Board of Directors
Hamilton Cavanaugh & Associates, Inc.

In planning and performing our audit of the financial statements of Hamilton Cavanaugh & Associates, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

83 Calvert Street ~ Harrison ~ New York ~ Tel: 914-835-2700 ~ Fax: 914-835-2227

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December, 31 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc., and the other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Santoro, Amedeo & Co.

Santoro, Amedeo & Co.
Harrison, New York 10582

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
SCHEDULE I -COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net Capital:		
Stockholder's equity qualified for net capital		$ 255,001
Non-allowable assets:		
Non-allowable investments		40,800
Property and equipment, net		87,880
Prepaid expenses		62,266
Petty cash		500
Security deposits		3,885
Total non-allowable assets:		195,331
Net capital before haircuts on security positions		59,670
Haircuts on securities		3,578
Net Capital		56,092
Minimum net capital required:		
A.I. Liabilities from statement of financial condition	$ 301,015	
Required minimum net capital required percentage	6.67%	
Required minimum net capital required		20,078
Net capital in excess of requirement		$ 36,014

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part 11A Filing

HAMILTON CAVANAUGH & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
CONTENTS
DECEMBER 31, 2003 AND 2002

Santoro, Amedeo & Company
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Stockholder and Directors
Hamilton Cavanaugh & Associates, Inc.
White Plains, New York

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2003 and 2002, and related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but page 9 is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santoro, Amedeo & Company

February 20, 2004

83 Calvert Street Harrison New York Tel: 914 835 2700 Fax: 914 835 2227

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Current assets:		
Cash	$ 352,723	$ 776,309
Investments	40,800	41,850
Accounts receivable	7,962	7,488
Prepaid expenses and employee loans	62,266	25,506
Total current assets	463,751	851,153
Property and equipment:		
Equipment	193,685	138,051
Less accumulated depreciation	105,805	116,428
	87,880	21,623
Other assets:		
Deposits	4,385	485
Total assets	$ 556,016	$ 873,261
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 301,015	$ 319,990
Stockholder's equity:		
Common stock, no par value; 200 shares authorized, issued and outstanding	16,000	16,000
Retained earnings	239,001	537,271
Total stockholder's equity	255,001	553,271
Total liabilities and stockholder's equity	$ 556,016	$ 873,261

See notes to financial statements

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenue:		
Gross commissions	$ 3,790,704	$ 5,881,327
Less commissions paid	(212,997)	(1,917,022)
Net commissions	$ 3,577,707	$ 3,964,305
Operating expenses:	3,036,518	3,412,417
Income before other income	541,189	551,888
Other income (losses):		
Unrealized losses	(1,050)	(17,250)
Investment income	2,150	9,764
	1,100	(7,486)
Income before income taxes	542,289	544,402
Income taxes	4,600	559
Net income	$ 537,689	$ 543,843

See notes to financial statements

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003		
	Capital stock	Retained earnings	Total
Balance, beginning of year	$ 16,000	$ 537,271	$ 553,271
Net income	-	537,689	537,689
Dividends paid	-	(835,959)	(835,959)
Balance, end of year	$ 16,000	$ 239,001	$ 255,001

	2002		
	Capital stock	Retained earnings	Total
Balance, beginning of year	$ 16,000	$ 156,008	$ 172,008
Net income	-	543,843	543,843
Dividends paid	-	(162,580)	(162,580)
Balance, end of year	$ 16,000	$ 537,271	$ 553,271

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 537,689	$ 543,843
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized losses	1,050	17,250
Depreciation	26,057	16,981
(Increase) decrease in operating assets:		
Accounts receivable	(475)	227,302
Prepaid expenses	(36,760)	(25,508)
Deposits	(3,900)	-
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(18,975)	145,224
Net cash provided by operating activities	504,686	925,092
Cash flows (used in) investing activities:		
Purchase of property and equipment	(92,313)	(4,796)
Dividends paid	(835,959)	(162,580)
Net cash (used in) investing activities	(928,272)	(167,376)
Cash flows (used in) financing activities:		
Officers loans paid	-	(50,000)
Net increase (decrease) in cash	(423,586)	707,716
Cash, beginning of year	776,309	68,593
Cash, end of year	$ 352,723	$ 776,309
Supplemental disclosures:		
Interest paid	$ -	$ -
Income taxes	$ 4,516	$ 7,437

See notes to financial statements

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1. **Organization of company:**

Hamilton Cavanaugh & Associates, Inc. a New York State corporation acts as a direct participation program general securities broker. The Company is engaged in the sale of variable annuities and mutual funds.

2. **Summary of significant accounting policies:**

Basis of accounting:

The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenue is recognized when earned and expenditures are recognized when incurred.

Cash and equivalents:

For purposes of reporting cash flows, the Company considers cash and equivalents to include money market accounts, and treasury bills with maturities of three months or less.

Property, equipment and depreciation:

Property and equipment are recorded at cost. The Company provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the related assets.

Income taxes:

The Corporation's stockholder has elected S corporation status for Federal and New York State income tax purposes. The Corporation's income or loss is treated, for income tax purposes, substantially as if the corporation was a partnership and is reportable on the stockholder's individual income tax returns. For Federal income tax purposes, a provision for income taxes is not required. The Corporation is subject to a built-in gains tax on disposal of property and equipment and other assets. This tax applies to unrealized gains, if any, at November 1, 2001.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments:

Management believes the Company's carrying value of its financial instruments is a reasonable estimate of their fair value.

2. Summary of significant accounting policies (continued)

Securities and Exchange Commission Rule 15c3-3 exemption:

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2003 and 2002. All transactions are cleared through another broker-dealer on a fully disclosed basis.

3. Investments:

	2003		
	Cost	Fair Market Value	Unrealized (Losses)
1,500 Warrants, National Association of Securities Dealers, Inc.	$ 14,100	$ 14,100	$ -
3,000 Shares, National Association of Securities Dealers, Inc.	45,000	26,700	(18,300)
	$ 59,100	$ 40,800	$ (18,300)

	2002		
	Cost	Fair Market Value	Unrealized (Losses)
1,500 Warrants, National Association of Securities Dealers, Inc.	$ 14,100	$ 14,100	$ -
3,000 Shares, National Association of Securities Dealers, Inc.	45,000	27,750	(17,250)
	$ 59,100	$ 41,850	$ (17,250)

4. Related party transactions:

The officer and stockholder of Hamilton Cavanaugh & Associates, Inc. is also the stockholder and member of affiliated companies.

The Company rents office space under an annual lease agreement, in a building owned by Hamilton Cavanaugh, LLC, a related company. Rent expense to the related company for the year ended December 31, 2003 and 2002 was $165,000 and $135,000, respectively.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

5. Cash:

At various times during the year, the Company had balances in its operating accounts which were in excess of FDIC insurance limits. At December 31, 2003, the bank balances were in excess of FDIC insurance limits by approximately $245,000.

6. Rent:

The Company also rents additional space under a non-cancellable lease, from a non-related party. In addition to the non-cancellable lease, the Company rents other facilities as needed on a short term basis. These leases are always under a year in length. Rent expense for the years ended December 2003 and 2002 was $40,800 and $11,711, respecively.

The future minium lease payments, which ends May 31, 2004, are $17,000.

7. Equipment lease:

The Company leases equipment and vehicles. Under the terms of the leases, the future minimum annual rental payments required at December 31, 2003 are as follows:

Year Ending December 31	Amount
2004	$ 22,235
2005	21,367
2006	2,529
2007	1,433
2008	944
	$ 48,508

Rental expense for the leases for the year ended December 31, 2003 and 2002 was $21,927 and $16,955, respectively.

8. Net Capital requirement:

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000. Customer funds and/or securities will not be handled by Hamilton Cavanaugh & Associates, Inc. As of December 31, 2003, Hamilton Cavanaugh & Associates, Inc. had $56,092 net capital.

9. Retirement plan:

The Company has a 401(k) plan covering substantially all eligible employees. The employee may elect to defer a portion of their salaries up to certain limits. A discretionary amount may also be contributed by the Company as determined by management at the end of each year. The Company's discretionary contributions for the year ended December 31, 2003 and 2002 was $97,208 and $69,060, respectively.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2003

Net Capital:		
Stockholder's equity qualified for net capital		$ 255,001
Non-allowable assets:		
Non-allowable investments		40,800
Property and equipment, net		87,880
Prepaid expenses		62,266
Petty cash		500
Security deposits		3,885
Total non-allowable assets:		195,331
Net capital before haircuts on security positions		59,670
Haircuts on securities		3,578
Net Capital		56,092
Minimum net capital required:		
A.I. Liabilities from statement of financial condition	$ 301,015	
Required minimum net capital required percentage	6.67%	
Required minimum net capital required		20,078
Net capital in excess of requirement		$ 36,014

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Officer's compensation	$ 655,481	$ 1,141,289
Employee compensation	835,999	924,944
Payroll taxes	88,391	99,466
Retirement plan	97,208	69,060
Outside consultants	135,750	118,808
Rent	205,800	146,711
Insurance	85,174	54,958
Health insurance and medical	64,684	56,356
Advertising	16,725	36,721
Business gifts	6,882	17,965
Professional fees	95,987	36,621
Computer maintenance	6,263	21,318
Automobile expense	26,218	23,475
Travel and lodging expense	127,602	69,914
Client promotion	234,263	263,647
Equipment rental and storage	44,348	23,078
Office expense	46,252	34,315
Office maintenance and repairs	17,035	15,788
Postage and shipping	23,966	25,640
Telephone	54,005	50,458
Marketing	23,840	22,900
Rubbish removal	2,403	2,763
Dues and subscriptions	18,981	24,032
Registration and membership fees	8,834	18,234
Temporary help	13,100	5,945
Continuing education and training	4,018	8,326
Seminars	3,241	2,815
Depreciation	26,057	16,981
Donations	68,011	78,125
Miscellaneous	-	1,764
	$ 3,036,518	$ 3,412,417

See notes to financial statements.